EXHIBIT 99.01

                        DESCRIPTION OF COMMON STOCK - KU ENERGY

    General. The authorized capital stock of KU Energy consists of 20,000,000 shares of preferred stock, without par value, issuable in series of which none is outstanding, and 160,000,000 shares of common stock, without par value, of which 37,817,517 were outstanding at December 31, 1997. Kentucky Utilities, KU Energy's subsidiary, has authorized capital stock of 5,300,000 shares of Cumulative Preferred Stock, without par value, issuable in series, of which 400,000 shares, $100 per share stated value, were outstanding at December 31, 1997; 2,000,000 shares of Preference Stock, without par value, issuable in series, of which no shares are outstanding; and 80,000,000 shares of common stock, of which 37,817,878 shares, all owned by KU Energy, were outstanding at December 31, 1997. Kentucky Utilities has issued and outstanding $546,330,000 in aggregate principal amount of First Mortgage Bonds of various series under its First Mortgage Indenture (Kentucky Utilities' Mortgage Indenture).

    The following statements, unless the context otherwise indicates, are brief summaries of the substance or general effect of certain provisions of KU Energy's Amended and Restated Articles of Incorporation, as amended, (KU Energy's Articles) or the Amended and Restated Articles of Incorporation, as amended, of Kentucky Utilities' and the resolutions or amendments establishing series of Kentucky Utilities Preferred Stock and Preference Stock (collectively, Kentucky Utilities' Articles), and of Kentucky Utilities' Mortgage Indenture securing its outstanding First Mortgage Bonds. Such statements make use of defined terms and are not complete; they are subject to all the provisions of KU Energy's Articles, Kentucky Utilities' Articles or Kentucky Utilities' Mortgage Indenture, as the case may be.

    Dividend Rights. Dividends on Common Stock of KU Energy will depend in the foreseeable future primarily upon the earnings, financial condition and capital requirements of Kentucky Utilities. The ability of KU Energy to pay dividends on its Common Stock would be limited to the extent Kentucky Utilities is limited in its right to pay dividends on or acquire Kentucky Utilities Common Stock.

    Whenever dividends on all outstanding shares of Kentucky Utilities Preferred and Preference Stock of all series for all previous quarter-yearly dividend periods and the current quarter-yearly dividend period shall have been paid or declared and set apart for payment, and whenever all amounts required to be set aside for any sinking fund for the redemption or purchase of shares of the Kentucky Utilities Preferred or Preference Stock for all previous periods or dates shall have been paid or set aside, and subject to the limitations summarized below, the Kentucky Utilities Board of Directors may declare dividends on Kentucky Utilities Common Stock out of any surplus or net profits of Kentucky Utilities legally available for that purpose. Kentucky Utilities' Mortgage Indenture provides, in effect, that, so long as certain currently outstanding series of First Mortgage Bonds are outstanding, Kentucky Utilities will not declare or pay any dividends (other than in stock) on Kentucky Utilities Common Stock, or make any other distribution on or purchase any Kentucky Utilities Common Stock, unless the total amount charged or provided for maintenance, repairs and depreciation of the mortgaged properties subsequent to May 1, 1947, plus the surplus earned during the period and remaining after any such dividend, distribution or purchase, shall equal at least 15% of Kentucky Utilities' total utility operating revenues for the period, after deducting from such revenues the cost of electricity purchased for resale. Kentucky Utilities' Articles

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    provide in effect that, so long as any Kentucky Utilities Preferred Stock is outstanding, the total amount of all dividends or other distributions on Kentucky Utilities Common Stock (other than in stock) that may be paid, and purchases of Kentucky Utilities Common Stock that may be made, during any 12-month period shall not exceed (a) 5% of Kentucky Utilities' net income
    (as defined) for the 12-month period next preceding each such dividend, distribution or purchase, if the ratio of "common stock equity" to "total capital" (as defined) is 20% to 25%, or (b) 50% of such net income if such ratio is less than 20%. If such ratio is in excess of 25%, no such dividends may be paid or distributions or purchases made that would reduce such ratio to less than 25% except to the extent permitted by clauses (a) and (b). At December 31, 1997, no amount of retained earnings was restricted as to the payment of dividends on Kentucky Utilities Common Stock under the foregoing provisions of Kentucky Utilities' Mortgage Indenture or Kentucky Utilities' Articles.

    Voting Rights. The shares of KU Energy's Common Stock entitle the holders thereof to one vote for each share upon all matters upon which shareholders have the right to vote, subject to any special voting rights, if any, which may vest in the holders of KU Energy's preferred stock. KU Energy's preferred stock may be issued in series, each of which will be identical except for such relative rights and preferences with respect to the matters listed in the next sentence as may be determined by the Board of Directors of KU Energy. The Board of Directors of KU Energy may determine, for each series of preferred stock, the number of shares and the rate of dividend (or method of determining dividends) to be borne by the shares of each such series, the voting rights, if any, the stated value, if any, and the preferences with respect to distributions including dividends and distributions upon dissolution of shares of such series, the price or prices at which, and other terms and conditions on which, shares of each series may be redeemed, and the sinking fund provisions, if any, for the redemption or purchase of shares of each such series, the conversion privileges, if any, and may change redeemed or re-acquired shares of any such series into shares of another series, subject, however, to such restrictions and limitations as are or may be, from time to time provided by law or contained in KU Energy's Articles. If a quorum consisting of a majority of the shares outstanding and entitled to vote on the matter is present (either in person or by proxy) at a shareholders' meeting, action on a matter (other than the election of directors) by a voting group shall be approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action,
    (i) except as described under "Board of Directors" below, (ii) except that directors are elected by cumulative voting and (iii) unless a greater vote is required by law.

    Shareholder Rights. KU Energy has a shareholder rights plan designed to provide protection to shareholders in the event of an unsolicited attempt to acquire KU Energy. Under the shareholder rights plan, in certain circumstances, KU Energy shareholders will receive as a dividend one right for each share of KU Energy common stock. Should certain events occur (for instance, an acquirer becomes the beneficial owner of 20 percent or more of KU Energy's outstanding voting stock without approval by KU Energy or certain transactions occur following an acquirer becoming the beneficial owner of 10 percent or more of such voting stock without KU Energy approval), each right would entitle the holder, other than the acquirer, to purchase common shares of KU Energy or shares of any company that acquires KU Energy at a discount from the market value. In certain circumstances, KU Energy may redeem the rights at a price of $.01 per right. The rights expire in February 2002. The rights have been amended to provide that the Merger will not result in the rights becoming exercisable.

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    Preemptive Rights.  Holders of KU Energy's securities have no preemptive subscription rights.

    Liquidation Rights. In the event of any liquidation or dissolution of KU Energy, holders of Common Stock are entitled to receive the net assets of KU Energy except to the extent of the preferential rights, if any, of the holders of KU Energy's preferred stock as may be established from time to time in accordance with KU Energy's Articles.

    Board of Directors. KU Energy's Bylaws provide for a Board of Directors comprised of from nine to eleven members as determined from time to time by the Board. The Board currently has ten members. KU Energy's Articles provide for the classification of the Board of Directors into groups with directors being elected for three-year terms. Under KU Energy's Articles, the article providing for the classification of the Board of Directors may not be altered, amended or repealed and no provision inconsistent with such article may be adopted without the vote of 80 percent of the shares entitled to vote generally, voting as a class.

    Cumulative Voting. KU Energy's Articles provide for the election of directors by cumulative voting.

    Amendments to the Registrant's Articles. Except as set forth under "Board of Directors" above, KU Energy's Articles may be amended or repealed, if the number of shares voted in favor of such amendment exceeded the number of shares voted against such amendment by each voting group or, if such amendment would give rise to dissenters' rights, by the affirmative vote of the holders of a majority of the outstanding shares of KU Energy entitled to vote on such amendment (which would include the Common Stock and any series of preferred stock which, by its terms or applicable law, was so entitled to vote), unless any class or series of shares is entitled to vote as a class in respect thereof, in which event the proposed amendment must be approved in addition by the required vote of each class or series of shares entitled to vote as a class in respect thereof.

    Call of Special Meetings. KU Energy's Articles provide that no meeting of shareholders may be called by shareholders unless called by the holders of at least 51 percent of all the votes entitled to be cast on each issue proposed to be considered at the special meeting.

    Miscellaneous. The Transfer Agents for the Common Stock are Illinois Stock Transfer Company, Chicago, Illinois, and Harris Trust and Savings Bank, Chicago, Illinois; and the Registrar is Harris Trust and Savings Bank, Chicago, Illinois.

    The outstanding shares of Common Stock of KU Energy are fully paid and nonassessable.

    KU Energy reserves the right to increase, decrease or reclassify its authorized capital stock or any class or series thereof, and to amend or repeal any provisions of KU Energy's Articles, in the manner prescribed by law, subject to the limitations described in KU Energy's Articles; and all rights conferred on shareholders in KU Energy's Articles are subject to this reservation.



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